Profit and Loss

January - December 2020

	Total
INCOME	
Consulting Income	6,729.00
Sales	233,906.96
Auto Attendant	3,598.20
COGS Passthrough	663.61
DECT	20,872.80
DID	358.20
Equipment	8,522.56
Financing Discount	-22,882.60
Installation and Set-up	22,558.20
Internet	-115.04
Phone Service	3,549.03
Mobile + Collaboration - Premium	3,897.00
Model 410	17,988.00
Vision - Premium	24,167.86
Workforce - Premium	9,084.57
Total Phone Service	**58,686.46**
Referral Fee	11,500.00
Revenue Share	799.93
Total Sales	**338,469.28**
Total Income	**345,198.28**
COST OF GOODS SOLD	
Cost of Goods Sold	
Commission and Referral Fees	14,467.42
Installation Fees	5,520.00
IT Support	11,745.00
Job Supplies	2,782.02
PBX Software License Fees	18,039.50
Phone Purchase	52,021.09
Telnyx	2,550.00
Total Cost of Goods Sold	**107,125.03**
Total Cost of Goods Sold	**107,125.03**
GROSS PROFIT	**238,073.25**
EXPENSES	
Accounting	1,920.00
Advertising and Promotion	54,293.81
Audio Greetings	632.00
Automobile Expense	4,979.89
Bank Service Charges	849.11
Charitible Contributions	3,678.21
Computer and Internet Expenses	529.31
Continuing Education	94.61

	Total
Contractor	18,197.08
Donations	500.00
Dues and Subscriptions	782.25
Insurance Expense	4,526.34
Meals and Entertainment	20,780.17
Office Supplies	7,429.68
Parking	183.75
Postage	882.49
Professional Fees	2,377.00
Rent Expense	637.20
Software	5,135.54
Telephone Expense	2,828.70
Travel & Entertainment	
Lodging	1,027.00
Travel Expense	6,441.80
Total Travel & Entertainment	**7,468.80**
Uncategorized Expense	8,396.63
Total Expenses	**147,102.57**
NET OPERATING INCOME	**90,970.68**
OTHER EXPENSES	
Guaranteed Payments	
Claudio Garcia - GTD	78,192.17
Dan Price - Priority Allocation	13,110.76
Jennifer - GTD	6,000.00
Total Guaranteed Payments	**97,302.93**
Total Other Expenses	**97,302.93**
NET OTHER INCOME	**-97,302.93**
NET INCOME	**$ -6,332.25**

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money In Clearing (deleted)	1,340.57
Chase Checking - 3699	9,825.55
Total Bank Accounts	**11,166.12**
Total Current Assets	**11,166.12**
TOTAL ASSETS	**$11,166.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	15,452.03
Total Accounts Payable	**15,452.03**
Other Current Liabilities	
Colorado Payable	292.33
Total Other Current Liabilities	**292.33**
Total Current Liabilities	**15,744.36**
Total Liabilities	**15,744.36**
Equity	
Partner Contributions	
Alonzo - Owner's Contribution	10,000.00
Olivas-Owner's Contribution	10,600.00
Price-Owner's Contribution	23,000.00
Total Partner Contributions	**43,600.00**
Partner Distributions	
Aichele - Draw	-2,812.50
Alonzo - Draw	-225.00
Garcia-Owner's Draw	-21,262.50
Olivas-Owner's Draw	-3,750.00
Price-Owner's Draw	-2,108.21
Valencia-Owner's Draw	-3,375.00
Total Partner Distributions	**-33,533.21**
Retained Earnings	-8,312.78
Net Income	-6,332.25
Total Equity	**-4,578.24**
TOTAL LIABILITIES AND EQUITY	**$11,166.12**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-6,332.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	15,452.03
Colorado Payable	193.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,645.97
Net cash provided by operating activities	9,313.72
FINANCING ACTIVITIES	
Partner Contributions:Alonzo - Owner's Contribution	10,000.00
Partner Contributions:Olivas-Owner's Contribution	10,600.00
Partner Contributions:Price-Owner's Contribution	13,000.00
Partner Distributions:Aichele - Draw	-2,812.50
Partner Distributions:Alonzo - Draw	-225.00
Partner Distributions:Garcia-Owner's Draw	-21,262.50
Partner Distributions:Olivas-Owner's Draw	-3,750.00
Partner Distributions:Price-Owner's Draw	-2,108.21
Partner Distributions:Valencia-Owner's Draw	-3,375.00
Net cash provided by financing activities	66.79
NET CASH INCREASE FOR PERIOD	9,380.51
Cash at beginning of period	1,785.61
CASH AT END OF PERIOD	**$11,166.12**